EXHIBIT 99.11

NEWS RELEASE

Attention business/financial editors and telecommunication reporters:

Call-Net’s non-voting stock symbol to change

TORONTO, ON, November 15, 2004 — Effective, Wednesday, November 17, 2004, Call-Net Enterprises Inc.’s non-voting stock symbol code on the Toronto Stock Exchange (TSX) will change from FON.B to FON.NV.B.

The addition of the ‘NV’ represents a ‘non-voting issue’. The TSX is renaming stock symbols for shares with non-conventional voting structures to bring additional clarity to the differences between various types of securities that trade on this exchange.

To learn more about the renaming initiative, the TSX has posted a list of frequently asked questions on their web site located at tsx.com/en/symbolExtensionFAQ.html

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Media Contact:
Karen O’Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com